

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 29, 2008

Mr. Eldar Saetre
Chief Financial Officer
StatoilHydro ASA
Forusbeen 50, N-4035
Stavanger, Norway

> **Re: StatoilHydro ASA**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed April 9, 2008**
> **File No. 1-15200**

Dear Mr. Saetre:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2007

Regulation, page 76

1. We refer you to Item 4.B.8 of Form 20-F. Please provide disclosure that explains the <u>material effects</u> of the regulations described in Section 3.10 of your annual report on <u>your</u> business. A summary of each of the regulatory regimes is not sufficient to meet the item requirement. Further, given that you are majority owned by the Kingdom of Norway, please include disclosure here and in your discussion of related party transactions regarding any preferential treatment that

>   you may receive for (i) licenses granted by, or (ii) other regulatory rules enforced
>   by the Norwegian State. In the alternative, provide a statement that you receive
>   no preferential treatment.

Corporate Governance, page 144

Corporate Assembly, page 151

2.   We direct your attention to General Instruction F of Form 20-F. Please explain
      why the corporate assembly is not considered to fall within the definition of
      "Directors and Senior Management" and therefore would require full Item 6
      disclosure. We note in particular that the term "Directors and senior
      management" includes "(b) members of its administrative, supervisory or
      management bodies", as determined by the host country.

Financial Statements

Note 8.1.12 – Intangible Assets, page 185

3.   We note you have characterized your exploration and evaluation assets as
      "intangible assets" on your balance sheet. We further note in prior years that you
      included these amounts as a component of property and equipment under U.S.
      GAAP. Referring to the guidance found it paragraph 2(c) of IAS 38, it appears
      you should modify your caption to characterize these assets as tangible. Please
      modify the captions relating to these assets, and your accounting policy
      accordingly.

Closing Comments

      Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723, or Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact John Madison at (202) 551-3296 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director